

Mail Stop 7010

November 20, 2008

China Advanced Construction Materials Group, Inc.
Attention: Xianfu Han, Chief Executive Officer
Yingu Plaza, 9 Beisihuanxi Road, Suite 1708
Haidian District, Beijing 100080 PRC

Re: China Advanced Construction Materials Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 6, 2008
File No. 333-152918

Dear Mr. Han:

We have reviewed your filing and have the following comments.

Amendment No. 2 to Registration Statement on Form S-1

Financial Statements

General

1.   Please update the financial statements and corresponding financial information included to comply with Rule 8-08 of Regulation S-X.

Redeemable Preferred Stock, page F-13

2.   We have read your response to comments 14 and 17 from our letter dated October 23, 2008. It remains unclear how you determined it was appropriate to account for the convertible preferred stock as a liability. In this regard, we continue to have difficulty understanding how you determined it was mandatorily redeemable pursuant to paragraph 9 of SFAS 150 given the conversion option. Please tell us what consideration you gave to paragraph A9 of SFAS 150 which was referenced to in our prior comment. Please also clarify your disclosures to state that the preferred stock will be redeemable into cash, if true. You also indicate that you also determined it was appropriate to classify the preferred stock as a liability given that the convertible preferred stock is more akin to a debt instrument than an equity instrument. Please tell us what accounting literature you relied upon in this evaluation. Please also refer to EITF Topic D-98. Please also correspondingly address your treatment of the convertible preferred stock in your determination of basic and diluted earnings per share.

Income Taxes, page F-14

3.   We have read your response to comment 14 from our letter dated October 23, 2008. You indicate that there is no provision for US income taxes including any deferred tax amounts as a result of US tax reporting. It still remains unclear whether there are temporary differences during the years ended June 30, 2008 and 2007 in other tax jurisdictions. With regard to provisions, reserves, inventory valuation methods, depreciation, and amortization of intangibles, please clarify whether there are any significant deferred tax assets or liabilities that relate to tax jurisdictions that are not covered by tax holidays. Please also disclose whether tax holidays or incentives affect your conclusion regarding temporary differences during the years ended June 30, 2008 and 2007. Refer to SFAS 109 and revise your disclosures accordingly.

Note 3 – Supplemental Disclosure of Cash Flow Information, page F-18

4.   We note your response to prior comment 15. Please tell us what consideration you gave to the guidance of SFAS 140 in accounting for your transfer of accounts receivable to satisfy liabilities. Please help us understand how your accounting of these transactions complied with SFAS 140. Your explanation should include a summary of the detailed terms of the transactions.

Form 10-Q for the Period Ended September 30, 2008

General

5.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Instruments, page 12

6.   Given your disclosures on page 21 indicate that your marketable securities are recorded at fair value, it is not clear why you state that you did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value in accordance with SFAS 157. Please advise or revise as necessary.

Exhibits 31.1 and 32.1

7.   It appears that your certifications have not been appropriately dated. Please amend your Form 10-Q in its entirety to provide currently dated certifications. Refer to Items 601(B)(31) and (32) of Regulation S-K.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Ernest Greene at (202) 551-3733 or Nudrat Salik at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Jennifer Hardy at (202) 551-3767 with any other questions.

       Sincerely,

Jennifer Hardy
Legal Branch Chief